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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 59)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

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                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 12.     Exhibits.

(a)(5)(GGG)  Press release issued by Weyerhaeuser Company, dated
             November 30, 2001.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                        COMPANY HOLDINGS, INC.,

                                        by /s/ STEVEN R. ROGEL
                                           --------------------------
                                           Name:  Steven R. Rogel
                                           Title: President

                                        WEYERHAEUSER COMPANY,

                                        by /s/ STEVEN R. ROGEL
                                           --------------------------
                                           Name:  Steven R. Rogel
                                           Title: President and Chief
                                                  Executive Officer

Dated: November 30, 2001

                                                           Exhibit (a)(5)(GGG)

                                                   [Weyerhaeuser Company logo]

PRESS RELEASE
FOR IMMEDIATE RELEASE
NOV. 30, 2001


               WEYERHAEUSER COMPANY ANNOUNCES EARLY TERMINATION
                      OF HART-SCOTT-RODINO WAITING PERIOD

FEDERAL WAY, Wash. - Weyerhaeuser Company (NYSE: WY) today announced that on Nov. 29 it received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Weyerhaeuser's proposed tender offer for Willamette Industries, Inc. (NYSE:
WLL).

Weyerhaeuser originally received early termination of the waiting period on Dec. 14, 2000, but the clearance expires after one year. Accordingly, the company re-filed a Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice on Nov. 16. As a result of the early termination of the waiting period, the Hart-Scott-Rodino condition to the Weyerhaeuser tender offer remains satisfied.

Weyerhaeuser's $50 per share tender offer expires on Dec. 5, 2001.

Morgan Stanley Dean Witter is acting as Dealer Manager for the offer and Innisfree M&A Incorporated is acting as Information Agent.

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, December 5, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Weyerhaeuser contacts:

    ANALYSTS                                                   MEDIA
    Kathryn McAuley         Joele Frank / Jeremy Zweig         Bruce Amundson
    Weyerhaeuser            Joele Frank, Wilkinson             Weyerhaeuser
    (253) 924-2058          Brimmer Katcher                    (253) 924-3047
                            (212) 355-4449